                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13(D)

                    Under the Securities Exchange Act of 1934


                  International Environmental Management, Inc.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                  45946H 1 0 5
                                   ----------
                                  CUSIP Number

                               Daryl J. Hudson III
                         Tighe, Patton & Babbin, P.L.L.C
                             1042 31st Street, N.W.
                              Washington, DC 20007
                            Telephone: (202) 342-1700
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                      June 1998/December 1999/January 2000
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO.                                                           45946H 1 0 5
--------------------------------------------------------------------------------
1)   NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS

     Global Capital Group, Inc.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a) [X] (b) [ ]
--------------------------------------------------------------------------------
3)   SEC USE ONLY
--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                                  WC
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING                      [ ]
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                             FLORIDA
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER
     NUMBER OF
     SHARES                             225,000 shares of Common Stock
--------------------------------------------------------------------------------
     BENEFICIALLY                  8    SHARED VOTING POWER
     OWNED BY
     EACH REPORTING                     - 0 -
--------------------------------------------------------------------------------
                                   9    SOLE DISPOSITIVE POWER
     PERSON WITH
                                        225,000 shares of Common Stock
--------------------------------------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        - 0 -
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     225,000 shares of Common Stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                        [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            7.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                      CO

\

CUSIP NO.                                                           45946H 1 0 5
--------------------------------------------------------------------------------
1)   NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS

     Global Capital Management Group, Inc.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a) [X] (b) [ ]
--------------------------------------------------------------------------------
3)   SEC USE ONLY
--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                                  WC
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING                      [ ]
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                             FLORIDA
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER
     NUMBER OF
     SHARES                             215,000 shares of Common Stock
--------------------------------------------------------------------------------
     BENEFICIALLY                  8    SHARED VOTING POWER
     OWNED BY
     EACH REPORTING                     - 0 -
--------------------------------------------------------------------------------
                                   9    SOLE DISPOSITIVE POWER
     PERSON WITH
                                        215,000 shares of Common Stock
--------------------------------------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        - 0 -
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     215,000 shares of Common Stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                        [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            7.166%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                      CO

CUSIP NO.                                                           45946H 1 0 5
--------------------------------------------------------------------------------
1)   NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS

     DVV Investments Inc.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a) [X] (b) [ ]
--------------------------------------------------------------------------------
3)   SEC USE ONLY
--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                                  OO
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING                      [ ]
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                             FLORIDA
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER
     NUMBER OF
     SHARES                             180,000 shares of Common Stock
--------------------------------------------------------------------------------
     BENEFICIALLY                  8    SHARED VOTING POWER
     OWNED BY
     EACH REPORTING                     - 0 -
--------------------------------------------------------------------------------
                                   9    SOLE DISPOSITIVE POWER
     PERSON WITH
                                        180,000 shares of Common Stock
--------------------------------------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        - 0 -
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     180,000 shares of Common Stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                        [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                      CO

CUSIP NO.                                                           45946H 1 0 5
--------------------------------------------------------------------------------
1)   NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS

     Palmetto Art Associates, Inc.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a) [X] (b) [ ]
--------------------------------------------------------------------------------
3)   SEC USE ONLY
--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                                  OO
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING                      [ ]
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                             FLORIDA
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER
     NUMBER OF
     SHARES                             130,000 shares of Common Stock
--------------------------------------------------------------------------------
     BENEFICIALLY                  8    SHARED VOTING POWER
     OWNED BY
     EACH REPORTING                     - 0 -
--------------------------------------------------------------------------------
                                   9    SOLE DISPOSITIVE POWER
     PERSON WITH
                                        130,000 shares of Common Stock
--------------------------------------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        - 0 -
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     130,000 shares of Common Stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                        [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            4.33%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                      CO

CUSIP NO.                                                           45946H 1 0 5
--------------------------------------------------------------------------------
1)   NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS

     Q Capital, Inc.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a) [X] (b) [ ]
--------------------------------------------------------------------------------
3)   SEC USE ONLY
--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                                  OO
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING                      [ ]
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                             FLORIDA
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER
     NUMBER OF
     SHARES                             125,000 shares of Common Stock
--------------------------------------------------------------------------------
     BENEFICIALLY                  8    SHARED VOTING POWER
     OWNED BY
     EACH REPORTING                     - 0 -
--------------------------------------------------------------------------------
                                   9    SOLE DISPOSITIVE POWER
     PERSON WITH
                                        125,000 shares of Common Stock
--------------------------------------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        - 0 -
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     125,000 shares of Common Stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                        [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            4.166%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                      CO

CUSIP NO.                                                           45946H 1 0 5
--------------------------------------------------------------------------------
1)   NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS

     Opportunity International Group, Inc.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a) [X] (b) [ ]
--------------------------------------------------------------------------------
3)   SEC USE ONLY
--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                                  OO
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING                      [ ]
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                             FLORIDA
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER
     NUMBER OF
     SHARES                             125,000 shares of Common Stock
--------------------------------------------------------------------------------
     BENEFICIALLY                  8    SHARED VOTING POWER
     OWNED BY
     EACH REPORTING                     - 0 -
--------------------------------------------------------------------------------
                                   9    SOLE DISPOSITIVE POWER
     PERSON WITH
                                        125,000 shares of Common Stock
--------------------------------------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        - 0 -
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     125,000 shares of Common Stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                        [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            4.166%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                      CO

ITEM 1. SECURITY AND ISSUER

The class of securities to which this Statement on Schedule 13D relates to is the common stock, no par value per share, of International Environmental Management, Inc, ("IEMI") a Florida corporation, whose principal executive offices are located at 5801 Wiley Street, Hollywood, Florida 33023.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is filed by Global Capital Group, Inc. ("Global"), a Florida corporation, that has its principle business in consulting, financial services, and venture capital formation. The address of Global Capital Group is 225 Mizner Blvd, Boca Raton, Florida 33432. During the last five years, to the best of Global's knowledge, neither Global nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All executive officers and directors are citizens of the United States of America. Information as to each executive officer and director of Global is set forth on Schedule A hereto and is incorporated herein by reference.

This Schedule 13D is filed by Global Capital Management Group, Inc, ("Global Capital") a Florida corporation, that is a holding company. The address of Global Capital is 14999 W. Palmetto Park Road, Boca Raton, Florida 33486. During the last five years, to the best of Global Capital's knowledge, neither Global Capital nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All executive officers and directors are citizens of the United States of America. Information as to each executive officer and director of Global Capital is set forth on Schedule A hereto and is incorporated herein by reference.

This Schedule 13D is filed by DVV Investments Inc. ("DVV"), a Florida corporation, that has its principle business in private investments. The address of DVV is 428 Wavecrest Ct, Boca Raton, Florida 33432. During the last five years, to the best of DVV's knowledge, neither DVV nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All executive officers and directors are citizens of the United States of America. Information as to each executive officer and director of DVV is set forth on Schedule A hereto and is incorporated herein by reference.

This Schedule 13D is filed by Palmetto Art Associates, ("Palmetto"), a Florida corporation, that has its principal business as an art dealer and investment company. The address of Palemetto is 3094 Westbury H, Deerfield Beach, Florida 33442. During the last five years, to the best of Palemetto's knowledge, neither Palmetto nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All executive officers and directors are citizens of the United States of America. Information as to each executive officer and director of Palmetto is set forth on Schedule A hereto and is incorporated herein by reference.

This Schedule 13D is filed by Q Capital, Inc. ("Q Capital"), a Florida corporation, that is a private asset management company. The address of Q Capital is 5551 Marbella Drive, Boca Raton, Florida 33433. During the last five years, to the best of Q Capital's knowledge, neither Q Capital nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All executive officers and directors are citizens of the United States of America. Information as to each executive officer and director of Q Capital is set forth on Schedule A hereto and is incorporated herein by reference.

This Schedule 13D is filed by Opportunity International Group, Inc ("Opportunity Int"l"), a Florida corporation, that is a private asset management company. The address of Opportunity Int'l is 9953 Ramblewood Drive, Coral Springs, Florida 33071. During the last five years, to the best of Opportunity Int'l's knowledge, neither Opportunity Int'l nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All executive officers and directors are citizens of the United States of America. Information as to each executive officer and director of Opportunity Int'l is set forth on Schedule A hereto and is incorporated herein by reference.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funds for Global Capital Group, Inc., in its purchase of the stock of IEMI is from working capital, and the amount of capital was $50,000.00 pursuant to Rule 144 of the Securities Act of 1933, and $10,000.00 pursuant to Rule 504 of the Securities Act of 1933.

The source of funds for Global Capital Management Group, Inc., in its purchase of the stock of IEMI is from working capital, and the amount of capital used was $12,500.00 pursuant to Rule 144 of the Securities Act of 1933

The source of funds for DVV Investments Inc., in its purchase of the stock of IEMI is from working capital from Global Capital Group, Inc, and the amount of capital was $10,000.00 pursuant to Rule 144 of the Securities Act of 1933.

The source of funds for Palmetto Art Associates, Inc., in its purchase of the stock of IEMI is from working capital of Global Capital Group, Inc., and the amount of capital was $7,500.00 pursuant to Rule 144 of the Securities Act of 1933.

The source of funds for Q Capital, Inc., in its purchase of the stock of IEMI is from working capital of Global Capital Group, Inc, and the amount of capital was $5,000.00 pursuant to Rule 144 of the Securities Act of 1933.

The source of funds for Opportunity International Group, Inc., in its purchase of the stock of IEMI is from working capital of Global Capital Group, Inc., and the amount of capital was $5,000.00 pursuant to Rule 144 of the Securities Act of 1933.


ITEM 4. PURPOSE OF TRANSACTION.

All reporting persons identified in Item 2 acquired beneficial ownership of their shares of Common Stock in IEMI for investment purposes, pursuant to Rule 504 of Regulation D of the Securities Act, as amended. The Reporting Persons reserve the right, in view of overall market conditions, the continued evaluation of the business and prospects of the Company, and other factors, in open market of private transactions, to: (i) acquire direct or indirect beneficial ownership of additional shares of Common Stock , (ii) to sell all or some of their shares of Common Stock, or (iii) to otherwise trade in shares of the Common Stock. Although none of the Reporting Persons have any plans or proposals which relate to or would result in any transactions specified in paragraphs (a) through (j) of this Item 4, the Reporting Persons may consider plans or proposals relating to or resulting in one or more transactions in the future depending upon factors then existing, such as the market for the Common Stock, the Company's then prospects, and other factors deemed relevant from time to time.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Global Capital Group, Inc ("Global") owns 225,000 shares of Common Stock representing approximately 7.5% of the issued and outstanding common stock, based upon 3,500,000 issued and outstanding shares of common stock of the Company. Global has the sole power to vote and direct the disposition of 225,000 shares of Common Stock in IEMI. There were no transactions in the class of securities reported on that were effected during the past sixty days.

Global Capital Management Group, Inc ("Global capital") owns 215,000 shares of Common Stock representing approximately 7.166% of the issued and outstanding common stock, based upon 3,500,000 issued and outstanding shares of common stock of the Company. Global Capital has the sole power to vote and direct the disposition of 215,000 shares of Common Stock in IEMI. There were no transactions in the class of securities reported on that were effected during the past sixty days.

DVV Investments, Inc ("DVV") owns 180,000 shares of Common Stock representing approximately 6% of the issued and outstanding common stock, based upon 3,500,000 issued and outstanding shares of common stock of the Company. DVV has the sole power to vote and direct the disposition of 180,000 shares of Common Stock in IEMI. There were no transactions in the class of securities reported on that were effected during the past sixty days.

Palmetto Art Associates, Inc ("Palmetto") owns 130,000 shares of Common Stock representing approximately 4.33% of the issued and outstanding common stock, based upon 3,500,000 issued and outstanding shares of common stock of the Company. Palmetto has the sole power to vote and direct the disposition of 130,000 shares of Common Stock in IEMI. There were no transactions in the class of securities reported on that were effected during the past sixty days.

Q Capital, Inc ("Q Capital") owns 125,000 shares of Common Stock representing approximately 4.166% of the issued and outstanding common stock, based upon 3,500,000 issued and outstanding shares of common stock of the Company. Q Capital has the sole power to vote and direct the disposition of 125,000 shares of Common Stock in IEMI. There were no transactions in the class of securities reported on that were effected during the past sixty days.

Opportunity Int'l Group, Inc ("Opportunity Int'l") owns 125,000 shares of Common Stock representing approximately 4.166% of the issued and outstanding common stock, based upon 3,500,000 issued and outstanding shares of common stock of the Company. Opportunity Int'l has the sole power to vote and direct the disposition of 125,000 shares of Common Stock in IEMI. There were no transactions in the class of securities reported on that were effected during the past sixty days.

The shareholders identified above comprise a group as that term is defined in
Section 13(d)(3) of the Exchange Act.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS TO SECURITIES OF THE ISSUER

On June 2, 1999, the Company entered into a Consulting Agreement with Global Capital Management, Inc. ("Global"), whereby Global will offer strategic advice regarding capitalization, capital structure, potential investors, corporate transactions, in order to implement the Company's business plan. Pursuant to the Consulting Agreement, Global received 200,000 shares of the Company's common stock. In addition, Global received the right to purchase up to $950,000 of the stock in the limited offering conducted by the Company in late 1999 and early 2000, pursuant to Rule 504 which stock was issued without restrictive legend. The shares were issued effective January 29, 2000.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Letter of Agreement re: joint filing of Schedule 13D on behalf of all undersigned parties.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


By:  /s/ David Van Vort
     -------------------------
     David Van Vort
     President, Global Capital

By:  /s/ William Haynes
     -------------------------
     William Haynes
     President, Global Capital Management Group, Inc

By:  /s/ Jeff Monroe
     -------------------------
     Jeff Monroe
     President, DVV Investments Inc.

By:  /s/ Karina Vidal
     -------------------------
     Karina Vidal
     President, Palmetto Art Associates, Inc.

By:  /s/ Karina Vidal
     -------------------------
     Karina Vidal
     President, Q Capital, Inc.

By:  /s/ Rochelle Gross
     -------------------------
     Rochelle Gross
     President, Opportunity International Group, Inc.

                                   SCHEDULE 1

                        DIRECTORS AND EXECUTIVE OFFICERS


     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of the Reporting Person.

Name                       Present Occupation, including name of employer
----                       -------------------------------------
David Van Vort             President, Global Capital Group, Inc, 225
                           Mizner Blvd, Boca Raton, Florida 33432.

William Haynes             President, Global Capital Management, Inc.,
                           14999 W. Palmetto Park Road, Boca Raton,
                           Florida, 33486.

Jeff Monroe                President, DVV Investments, Inc., 438
                           Wavecrest Ct., Boca Raton, Florida, 33432.

Karina Vidal               President, Palmetto Art Associates, Inc.,
                           3094 Westbury H, Deerfield Beach, Florida, 33442.

Karina Vidal               President, Q Capital, Inc., 5551 Marbella
                           Drive, Boca Raton, Florida, 33433.